BLACK BIRD BIOTECH, INC.

11961 Hilltop Road, Suite 22

Argyle, Texas 76226

February 27, 2023

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Gregory Herbers

Re:	Black Bird Biotech, Inc. Registration Statement on Form S-1 File No. 333-269630 (the “Registration Statement”)

Ladies and Gentlemen:

Black Bird Biotech, Inc. (the “Company”) hereby withdraws its request for acceleration with respect to the Registration Statement submitted to the Securities and Exchange Commission on February 15, 2023.

Please call Eric Newlan at (940) 367-6154, should there be any questions with respect to this letter.

Respectfully submitted,

/s/ Fabian G. Deneault

Fabian G. Deneault
President